Exhibit 99.2

D.F. HADLEY & CO., INC.

2321 Rosecrans Avenue, Suite 3255 • El Segundo, California 90245 • (310) 643-7090

September 19, 2005

Spectrum Organic Products, Inc.

5341 Old Redwood Highway, Suite 400

Petaluma, California 94954

Attention:	Mr. Bob Fowles
Chief Financial Officer

Ladies and Gentlemen:

Pursuant to section 1.6 of the engagement letter dated as of January 20, 2005 (the “Agreement”) between D.F. Hadley & Co., Inc. (“DFH&Co”) and Spectrum Organic Products, Inc. (“Spectrum”), DFH&Co may provide a “Fairness Opinion” (as defined in the Agreement) to the board of directors of Spectrum. Further pursuant to the same section of the Agreement, Spectrum will not reproduce, summarize or refer to such Fairness Opinion in any public document without the prior written consent of DFH&Co.

Please accept this letter as DFH&Co’s written consent permitting Spectrum to include the text of DFH&Co’s Fairness Opinion in Spectrum’s proxy statement and to refer to such Fairness Opinion therein; provided, however, that the Fairness Opinion will be reproduced in its entirety; and provided further, that if you seek to amend the proxy statement’s discussion of DFH&Co’s Fairness Opinion from the most recent draft that we have received before any such proxy statement is filed or otherwise distributed to third parties, you must receive a written or email consent from either Christine Cardace, Pedro Garcia or myself.

I trust that this consent takes care of this for you, and please let me know if you have any questions. Sincerely,

/s/ David Hadley

David Hadley

President